FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 82416796

NAME OF ASSURED: THE NOTTINGHAM COMPANY

_____

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Volt Crypto Industry Revolution and Tech ETF
Levo Fund I
Typhon Tactical Managed Futures Fund

This Endorsement applies to loss discovered after 12:01 a.m. on October 28, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 1, 2021   By _____
                                                          Authorized Representative